SCHEDULE A

CHACO FLACO DRINKS, LLC

Schedule of Members - Revised March 25, 2026

Member / Investor	Date	Contribution	Equity	Notes
Charles Moore (Founder)		Founder	37.45%	
Stephen Cislaw (Founder)		Founder	28.20%	
Darci Passarella	06/28/2018	$60,000	2.34%	
Christopher J. Gibbs		$17,000	1.00%	
David Marhoffer		Sweat Equity	1.00%	
Christopher J. McDonald		$20,000	0.78%	
Sharon Hayward		$50,000	2.00%	
David Brimley (Estate)		$50,000	1.00%	
Ricky Rodriguez		Sweat Equity	1.00%	
Adam Vanslyke		Sweat Equity	1.00%	
2019 Investors				
Theresa (Terry) Hafler	08/26/2019	$25,000	1.00%	
Jack Monroe	06/24/2019	$25,000	1.00%	
Steve & Gracie Knutson	12/16/2019	$25,000	1.00%	
Samuel Vincent Southwick	10/31/2019	$8,500	0.33%	
2020 Investors				
Amis Pour La Vie LLC	06/26/2020	$61,000	3.00%	
Catherine Gagnon/Tim Potts	01/23/2020	$25,000	1.00%	
Amanda & Adam Nelson	02/14/2020	$25,000	1.00%	
Mark Phillips	06/18/2020	$12,500	0.50%	
Timothy Totzke	06/19/2020	$12,500	0.50%	
Michael Lamontagne	07/07/2020	$37,500	1.50%	
Kyle Ballode	11/25/2020	$200,000	2.00%	Equity was given as an incentive for the loan
2021 Investors				
Karl Pittman	04/17/2021	$15,000	0.15%	
Michael DeFine/Law Office of Michael S. DeFine	04/17/2021	$15,000	0.15%	
Michael DeFine/Law Office of Michael S. DeFine	12/02/2021	$5,000	0.05%	
Jennifer Reinhardt	04/19/2021	$10,000	0.10%	
Jennifer Reinhardt	09/10/2021	$10,000	0.10%	

Member / Investor	Date	Contribution	Equity	Notes
Albertus Hooper	05/05/2021	$10,000	0.10%	
Catherine Gagnon/Tim Potts	06/04/2021	$25,000	0.25%	
Jessica Harris/Nick Harris	06/27/2021	$100,000	1.00%	
Amis Pour La Vie LLC	09/28/2021	$50,000	0.50%	
The Sheri Sender Trust of 2000	09/28/2021	$100,000	1.00%	
2022 Investors				
Eric Weaver/CF USA LLC	01/04/2022	$100,000	1.00%	
CSE, LLC (2Members) 50/50 Equal Shares	1/18 2022	$225,000	2.50%	
The Sheri Sender Trust of 2000	07/13/2022	$100,000	1.00%	
2024 Investors				
Kevin Ott	03/21/2024	$100,000	1.00%	Equity was given as an incentive for the loan
CSE, LLC (2Members) 50/50 Equal Shares	04/15/2024	$225,000	2.50%	Equity was given as an incentive for the loan
Total			**100.002%**	

Prepared from the Chaco Flaco cap table revised March 25, 2026. The source spreadsheet reports total equity of 100.002%, reflecting rounding in the individual ownership percentages.